Income Statement (Profit and Loss)

Pigee Inc
For the year ended December 31, 2023

	2023
Income	
Sales	774.32
Total Income	**774.32**
Cost of Goods Sold	
Cost of Goods Sold	661.96
Subcontractors	10,686.21
Total Cost of Goods Sold	**11,348.17**
Gross Profit	**(10,573.85)**
Operating Expenses	
Advertising	974.85
Bank Service Charges	92.59
Business License & Fees	156.97
Dues & Subscriptions	1,601.36
Miscellaneous	548.39
Other Expense	1,426.71
Reimbursable Expense	1,104.20
Wages & Salaries	1,131.68
Total Operating Expenses	**7,036.75**
Operating Income	**(17,610.60)**
Net Income	**(17,610.60)**

Statement of Cash Flows

Pigee Inc
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	774.32
Payments to suppliers and employees	(18,368.40)
Net Cash Flows from Operating Activities	**(17,594.08)**
Financing Activities	
Other cash items from financing activities	16,259.73
Net Cash Flows from Financing Activities	**16,259.73**
Net Cash Flows	**(1,334.35)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	1,494.52
Net cash flows	(1,334.35)
Cash and cash equivalents at end of period	160.17
Net change in cash for period	**(1,334.35)**

Statement of Owners' Equity

Pigee Inc
For the year ended December 31, 2023

	2023	2022
Equity		
Opening Balance	1,494.52	4,179.34
Current Year Earnings	(17,610.60)	(14,948.57)
Owner's Capital	-	100.00
Owner's Capital: Owner's Investment	16,259.73	12,163.75
Total Equity	**143.65**	**1,494.52**

Balance Sheet

Pigee Inc
As of December 31, 2023

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Pigee Inc.#001	160.17
Total Cash and Cash Equivalents	**160.17**
Total Current Assets	**160.17**
Total Assets	**160.17**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	16.52
Total Current Liabilities	**16.52**
Total Liabilities	**16.52**
Equity	
Current Year Earnings	(17,610.60)
Owner's Capital	100.00
Owner's Capital: Owner's Investment	38,423.48
Retained Earnings	(20,769.23)
Total Equity	**143.65**
Total Liabilities and Equity	**160.17**